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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 26119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Presidio Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Navarro Street, Suite 730
(No. and Street)

San Antonio	Texas	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel N. Boldrick — (210) 352-2410
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel N. Boldrick, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None except their own personal accounts.

JEANETTE R. GOMEZ
MY COMMISSION EXPIRES
April 24, 2009

Notary Public

CEO - PRESIDENT
Signature

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 13
SUPPLEMENTARY SCHEDULES	
I. Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1	14
II. Reconciliation of the computation of net capital with that of the registrant as filed in Part IIA of Form X-17a-5	15
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	16 – 17

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Presidio Financial Services, Inc.

We have audited the accompanying statement of financial condition of Presidio Financial Services, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Financial Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 17, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 279,535
Commissions receivable	76,330
Marketable debt securities	200,580
Clearing deposit	75,000
Deposit with FCM	10,000
Prepaid expenses	15,545
Property and equipment, net	15,668
TOTAL ASSETS	$ 672,658

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Bank overdraft	$ 10,453
Accounts payable	7,682
Commissions payable	50,128
Accrued expenses	26,367
Income taxes payable to Parent	47,942
Income taxes payable - state	8,197
Deferred tax liability	707
TOTAL LIABILITIES	151,476
Stockholder's Equity	
Common stock, 50,000 shares authorized with $.50 par value, 12,000 shares issued and outstanding	6,000
Additional paid-in capital	87,550
Retained earnings	427,632
TOTAL STOCKHOLDER'S EQUITY	521,182
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 672,658

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Income
Year Ended December 31, 2008

Revenue	
Securities commissions	$ 1,501,316
Insurance commissions	54,849
Commodities commissions	68,738
Other revenue	26,960
TOTAL REVENUE	1,651,863
Expenses	
Compensation and related costs	981,571
Clearing charges	187,802
Communications	108,700
Occupancy and equipment costs	57,188
Errors	5,351
Regulatory fees and expenses	9,978
Administrative and accounting services - related party	46,760
Other expenses	29,442
TOTAL EXPENSES	1,426,792
Net income before provision for income taxes	225,071
Provision for income taxes	
Current tax expense - federal	47,942
Current tax expense - state	6,504
Deferred tax expense - federal	27,123
Provision for income taxes	81,569
NET INCOME	$ 143,502

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2007	12,000	$ 6,000	$ 75,050	$ 284,130	$ 365,180
Additional capital contributed - services	-	-	12,500	-	12,500
Net income	-	-	-	143,502	143,502
Balances at December 31, 2008	12,000	$ 6,000	$ 87,550	$ 427,632	$ 521,182

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 143,502
Adjustments to reconcile net income to	
net cash provided by operating activities	
Additional capital contributed for services	12,500
Depreciation	7,672
Deferred tax expense	27,123
Changes in assets and liabilities	
Decrease in commissions receivable	1,112
Increase in clearing deposit	(25,000)
Increase in prepaid expenses	(846)
Increase in bank overdraft	10,453
Decrease in accounts payable	(11,413)
Decrease in commissions payable	(23,711)
Decrease in accrued expenses	(41,936)
Decrease in payable to related party	(4,910)
Decrease in income taxes payable to Parent	(9,504)
Increase in income taxes payable - state	1,697
Net cash provided by operating activities	86,739
Cash flows from investing activities:	
Purchase of marketable debt securities	50,000
Proceeds from maturity of marketable debt securities	(250,580)
Purchase of property and equipment	(6,762)
Net cash used in investing activities	(207,342)
Net decrease in cash and cash equivalents	(120,603)
Cash and cash equivalents at beginning of year	400,138
Cash and cash equivalents at end of year	$ 279,535

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for	
Income taxes - federal	$ 57,446
Income taxes - state	$ 6,500
Interest	$ -

Non-Cash Financing Activities:

In 2008, the Parent resolved to compensate directors of the Company for their attendance at board of directors meetings by the issuance of common shares of the Parent. Shares issued under this arrangement for 2008 had a fair value of $12,500. This amount is recorded as an increase in additional paid-in capital and is included in compensation and related costs in the accompanying statement of income.

PRESIDIO FINANCIAL SERVICES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Presidio Financial Services, Inc., (the Company) was organized in March 1981 as a Texas corporation. The Company is a wholly owned subsidiary of TTC Holdings of Delaware, Inc. (Parent).

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a guaranteed introducing broker with the Commodities Futures Trading Commission (CFTC). The Company's customers are institutions located throughout the United States and individuals primarily in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company introduces all customers on a fully disclosed basis to a futures commission merchant (FCM) and promptly transmits all customer funds to the FCM. The FCM carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a FCM.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements", which were effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based on an exit price model. The adoption of SFAS No. 157 did not have a significant impact of the Company's financial condition or results of operations.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash and cash equivalents, commissions receivable, accounts payable and other liabilities are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable debt securities are recorded at fair value accordance with SFAS No. 157.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

In February 2007, the FASB issues SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115". SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits and entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The provisions of SFAS No. 159 were effective for the Company on January 1, 2008. The adoption of SFAS No. 159 did not have a significant impact of the Company's financial condition or results of operations.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Debt Securities

Marketable debt securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations. There were no unrealized gains or losses for 2008, or cumulative unrealized gains or losses at December 31, 2008.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Commodities Transactions

Commodity transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer and FCM

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires minimum charges totaling $7,500 per month. The agreement also requires the Company to maintain a minimum of $75,000 as a deposit in an account with the clearing broker/dealer.

The agreement with the FCM provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in an account with the FCM.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodity Futures Trading Commission Act of 1974, which requires the Company to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Company's net capital and net capital requirements for both regulatory agencies were $454,977 and $100,000, respectively. The Company's net capital ratio was 0.33 to 1.

Note 4 - Fair Value of Financial Instruments

In accordance with FASB 157, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Marketable Debt Securities	$ 200,580	$ -	$ -	$ 200,580

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Computer equipment	$	53,491
Furniture and fixtures		7,314
Leasehold improvements		3,027
		63,832
Accumulated depreciation		(48,164)
	$	15,668

Depreciation expense for the year was $7,672 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent. Amounts due to the Parent for income taxes at December 31, 2008 totaled $47,942.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes due to the Parent filing its tax return using the cash basis method of accounting. The Company's net deferred tax liability of $707 results from the cash basis method of accounting net of the accelerated depreciation used for tax purposes.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies.* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is responsible for the credit risk of the customers it introduces to, and which are carried on a fully disclosed basis on the books of, its clearing FCM. The Company's customers are primarily individual investors. To reduce its risk, the Company requires its customers to meet, at a minimum, the greater of the margin requirements established by each of the exchanges at which contracts are traded or the margin requirement established by its clearing FCM. Margin is a good faith deposit from the customer which reduces risk to the Company of failure on behalf of the customer to fulfill any obligations under these contracts. In addition, the Company monitors its exposure to the risk of loss daily on an account-by-account basis and adjusts margin requirements as needed. Under certain circumstances, customers may be required to deposit additional funds, securities or other collateral. In order to reduce the risk of loss, the Company may satisfy margin requirements by liquidating certain customer positions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing FCM may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the FCM.

The Company's cash equivalents, commissions receivable, clearing deposit, and marketable debt securities are held by or due from the Company's clearing broker/dealer. The Company has a total of $631,415, or approximately 94%, of its total assets in amounts held by or due from the Company's clearing broker/dealer.

Note 8 - Related Party Transactions/Commitment

The Company has a management and administrative services agreement with Duncan Smith Investments, Inc., (DSI), a Texas corporation, and a related party. The agreement became effective April 30, 1998 and remained in effect until April 30, 2003. Under the agreement, DSI provided the Company with management, operational and administrative services and is entitled to receive a management fee equal to $2,500 per month during the term of the agreement. In addition, DSI shall receive an incentive fee during the term of the agreement and for five years following the termination of the agreement, which is April 30, 2008. The incentive fee is payable when the Company's calendar year adjusted net income, as defined, equals or exceeds $120,000. The fee ranges from 10% of adjusted net income at $120,000 to 17.5% when adjusted net income exceeds $160,000. No incentive fee is due when adjusted net income is less than $120,000 in any calendar year. The incentive fee, if any, is payable each February 15th. Under this agreement, DSI did not earn any incentive fees for the period ending April 30, 2008.

Commissions paid to Duncan-Smith Co., DSI's Parent, and a related party, during 2008 totaled $4,702 and are reflected in the accompanying statement of income as compensation and related costs.

The Company entered into an agreement effective December 2001 with a related party under which the related party will provide the Company with office space and administrative and accounting services. The agreement is cancelable at any time by either party. The agreement calls for payments for rent, administrative and accounting services and insurance. The amounts incurred under this agreement for the year ended December 31, 2008 were as follows:

Compensation and related costs	$	70,031
Communications		10,482
Occupancy and equipment costs		23,197
Administrative and accounting services		46,760
Other expenses		1,467
	$	151,937

Amounts due to the Parent for income taxes at December 31, 2008 totaled $47,942 (See Note 6).

Note 8 - Related Party Transactions/Commitment (continued)

The Company entered into an at-will employment agreement in 2007 with two employees. Under this agreement, these employees were paid a $100,000 bonus upon execution of the agreement and may be paid future bonuses equal to the amount of aggregate gross commissions generated by these two employees for the year ended December 31, 2006, less $100,000. The gross commissions generated totaled $457,781. The future bonuses of $357,781 are contingent based upon the employment of the employees and is only payable at amounts ranging from 0% to 50% of the quarterly net profitability of the branch managed by these two employees, paid in arrears. The total bonuses earned and paid under this agreement totaled $34,037 at December 31, 2008, of which $26,834 was earned and paid for 2008. The total future contingent bonus remaining under this agreement totals $323,744 at December 31, 2008. Any remaining bonus amounts are not payable in the event of termination of the employees by the Company.

Note 9 - 401(k) Plan

The Company adopted the TTC Holdings, Inc. 401(k) Plan (the Plan) effective January 1, 1998. The Company and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees, except part time employees, are eligible to participate after reaching the age of 18. The Company may contribute an amount of matching contributions, discretionary profit sharing contributions and/or qualified non-elective contributions determined by the Company at its discretion. The Company may or may not choose to make matching contributions, discretionary profit sharing contributions and/or qualified non-elective contributions for a particular year in an amount it will determine each year.

Employee salary deferral contributions and qualified non-elective contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

The Company made matching contributions totaling $17,879 for the year ended December 31, 2008, which is reflected in the accompanying statement of income as compensation and related costs. The Company did not contribute any discretionary profit sharing or qualified non-elective amounts for the year ended December 31, 2008.

Schedule I

PRESIDIO FINANCIAL SERVICES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2008

Total stockholder's equity qualified for net capital	$ 521,182
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	13,793
Deposit with FCM	10,000
Prepaid expenses	15,545
Property and equipment, net	15,668
Total deductions and/or charges	55,006
Net capital before haircuts	466,176
Haircuts on securities:	
Cash equivalents	5,608
Marketable debt securities	5,591
Total haircuts on securities	11,199
Net Capital	$ 454,977
Aggregate indebtedness	
Bank overdraft	$ 10,453
Accounts payable	7,682
Commissions payable	50,128
Accrued expenses	26,367
Income taxes payable to Parent	47,942
Income taxes payable - state	8,197
Deferred tax liability	707
Total aggregate indebtedness	$ 151,476
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 354,977
Ratio of aggregate indebtedness to net capital	0.33 to 1

Schedule II

PRESIDIO FINANCIAL SERVICES, INC.
Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5 As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2008 (unaudited)	$	411,622
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Increase in accrued expenses		(5,400)
Decrease in current tax expense - federal		2,020
Decrease in deferred tax expense - federal		26,416
Additional receivable from clearing broker/dealer considered allowable		20,319
Net capital as computed on Schedule I	$	454,977

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Presidio Financial Services, Inc.

In planning and performing our audit of the financial statements of Presidio Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 17, 2009